Registration No. 333-____

As filed with the Securities and Exchange Commission on December 27, 2006

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OPTIBASE LTD.
(Exact Name of Registrant as Specified in its Charter)

Israel	N/A
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
+972-9-970-9288
(Address of Principal Executive Offices) (Zip Code)

2006 Israeli Incentive Compensation Plan
1999 Israeli Share Option Plan
(Full Title of the Plan)

Optibase Inc.
1250 Space Park Way
Mountain View, CA 94043
Tel: 650-230-2400
(Name and address of Agent for Service)

Copies to:

Aya Yoffe, Adv.
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)		Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Ordinary Shares, par value NIS 0.13 per share	161,000	(2)	$3.95	$635,950	$20.29

Ordinary Shares, par value NIS 0.13 per share	60,000	(3)	$3.16	$189,600	$68.05

Total	221,000				$88.34

(1)	This registration statement on Form S-8 covers an aggregate of 221,000 ordinary shares par value 0.13 NIS per share (the “Ordinary Shares”) of Optibase Ltd. (the “Registrant”) which have been issued or issuable under the 2006 Israeli Incentive Compensation Plan (the “2006 Plan”) and the 1999 Israeli Share Option Plan (the “1999 Plan”). Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall also cover any additional Ordinary Shares that become issuable under the 1999 Plan by reason of any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding ordinary Shares.

(2)	Represents 161, 000 Ordinary Shares issued as restricted shares under the 2006 Plan for no cash consideration. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (h) under the Securities Act, and based upon the average of the high and low prices of the Ordinary Shares as reported on the Nasdaq Global Market on December 26, 2006.

(3)	Represents 60,000 Ordinary Shares available for issuance under the 1999 Plan pursuant to outstanding stock options with a fixed exercise price. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) under the Securities Act, and based upon the price at which the options may be exercised.

EXPLANATORY NOTE

        This registration statement on Form S-8 covers an aggregate of 221,000 ordinary shares, par value NIS 0.13 per share, of Optibase Ltd., issued or issuable pursuant to the Company’s 2006 Israeli Incentive Compensation Plan (the “2006 Plan”) and 1999 Israeli Share Option Plan (the “1999 Plan”).

        Under cover of this registration statement on Form S-8 is a reoffer prospectus prepared in accordance with the requirements of Part I of Form F-3 under the Securities Act of 1933, as amended and pursuant to General Instruction C to Form S-8. The reoffer prospectus may be used for reoffers and resales made on a continuous or delayed basis in the future of up to an aggregate of 221,000 ordinary shares, which may constitute “control securities” and/or “restricted securities,” issued or to be issued under the 2006 Plan and the 1999 Plan to the selling shareholders listed in the reoffer prospectus.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

ITEM 1.	PLAN INFORMATION.*

ITEM 2.	REGISTRANT INFORMATION AND EMPLOYEE PLAN ANNUAL INFORMATION. *

* Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this registration statement in accordance with Rule 428 under the Securities Act of 1933, as amended, or the Securities Act, and the Introductory Note to Part I of Form S-8.

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REOFFER PROSPECTUS

OPTIBASE LTD.
2 GAV YAM CENTER
7 SHENKAR STREET, HERZLIYA 46120, ISRAEL

221,000 Ordinary Shares

        This reoffer prospectus relates to the resale of up to 221,000 ordinary shares par value NIS 0.13 per share of the Company, being offered by the selling shareholders listed on page 15.

        The prices at which a selling shareholder may sell his or her shares will be determined by the prevailing market price for the shares or in privately negotiated transactions. Information regarding the selling shareholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under “Selling Shareholders” and “Plan of Distribution” in this prospectus. We will not receive any of the proceeds from the sale of the shares under this prospectus.

        The ordinary shares covered by this prospectus were issued pursuant to the terms of the 2006 Israeli Incentive Compensation Plan, or the 2006 Plan, or will be issued pursuant to the 1999 Israeli Share Option Plan, or the 1999 Plan, to those individuals listed on page 15 as selling shareholders, and are currently held by a trustee for the benefit of these offerees, including employees and officers of ours, and of our subsidiaries.

        Our ordinary shares trade on Nasdaq Global Market under the trading symbol “OBAS”. On December 26, 2006, the last sale price of our ordinary shares was $3.96.

THIS INVESTMENT INVOLVES RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 1

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        You should rely only on the information incorporated by reference or provided in this reoffer prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. This reoffer prospectus may only be used where it is legal to sell these securities. You should not assume that the information in this reoffer prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

The date of this Prospectus is December 27, 2006

FORWARD-LOOKING STATEMENTS

        Our disclosure in this reoffer prospectus (including documents incorporated by reference herein) contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, industry and markets. These forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. The actual results of our company could be materially different from and worse than those expectations. Important risks and factors that could cause our actual results to be materially different from their expectations are set forth in “Risk Factors”. You should not place undue reliance on such forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information set forth under the heading “Risk Factors.”

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CORPORATE INFORMATION

        Our principal executive offices are located at 2 Gav Yam Center, 7 Shenkar Street, Herzliya, 46120, Israel and our telephone number is +972 (9) 970-9288. Our website is located at www.optibase.com. Optibase is subject to the provisions of the Israeli Companies Law of 1999, or the Companies Law. Our U.S. subsidiary, Optibase, Inc., was incorporated in 1991 in Delaware, and is located at 1250 Space Park Way, Mountain View, California 94043.

THE COMPANY

        Optibase was founded and incorporated in the State of Israel in 1990 under the name of Optibase Advanced Systems (1990) Ltd. In November 1993, we changed our name to Optibase Ltd.

        We provide high quality equipment for a wide range of professional video applications in the Broadband IPTV, Broadcast, Government, Enterprise and Post-production markets. We operate two product lines: Video Technologies (previously called “Building Blocks”) and IPTV (previously called “Broadband TV”).

        Our products from these two product lines are generally manufactured by the same subcontractors by the use of similar raw materials purchased from the same suppliers.

        We market our products through a combined sales and marketing team and sell them by way of direct sales and through independent distributors, system integrators and resellers.

RISK FACTORS

        Our business operation is subject to various risks resulting from changing economic, political, industry, business and financial conditions. In addition, this reoffer prospectus contains various forward-looking statements that reflect our current views with respect to future events and financial results. Below we attempt to identify and describe the principal uncertainties and risk factors that in our view at the present time may affect our financial condition, cash flows and results of operations and our forward-looking statements. Readers are reminded that the uncertainties and risks identified below in this reoffer prospectus do not purport to constitute a comprehensive list of all the uncertainties and risks, which may affect our business and the forward-looking statements in this reoffer prospectus. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Risks Relating to the Economy, Our Financial Condition and Shareholdings

We have a history of losses and we might not be able to reach profitability.

        Since 2000 and until the quarter ended March 31, 2003, we have been operating at a loss. We returned to profitability in the quarter ended June 30, 2003 and remained profitable until the quarter ended March 31, 2004. Since the second quarter of 2004 we returned to operate in loss. As of September 30, 2006, we have accumulated losses of $72 million. Given the market conditions, the uncertainty in the technology sector and the uncertainty regarding the demand for our products and our research and development and other expenses, we may continue to operate at a loss and not be able to reach profitability in the future, and our operating results for future periods will continue to be subject to numerous uncertainties and risks. In order to maintain profitability, we will need, among other matters, to aggressively expand markets for our new products while continuing to expand market share for our existing products. We cannot assure you that we will be able to increase the sales of our products and revenues and achieve profitability.

The economic outlook may adversely affect the demand for our products and the results of our operations.

        Weak economic conditions have caused, and may continue to cause, reductions in spending in technology markets in general, including spending in digital video and streaming based products and services. Consequently, there has been, and may continue to be, an adverse impact on the demand for our products and services, which has adversely affected, and may continue to adversely affect our sales and results of operations. In addition, predictions regarding economic conditions have a low degree of certainty, and further predicting the effect of the changing economy is even more difficult. We may not accurately gauge the effect of the general economy on our business. As a result, we may not react to such changing conditions in a timely manner, and that may result in an adverse impact on our results of operations. Any such adverse impact to the result of our operations from a changing economy may cause the price of our ordinary shares to decline.

We manage our available cash through various investments the market value of which is subject to fluctuations. Impairment of our investments could harm our earnings.

        We manage our available cash through investments of various holdings, types and maturities which are subject to fluctuations that may adversely affect the value of our available cash. As of September 30, 2006 approximately 61% of our available cash was invested in structured notes, or the Notes, acquired from several banks. Under the terms of the Notes, for each day in which the relevant 6-month LIBOR rate is below an agreed fixed rate, which ranges from 3% to 10% (calculated on an annual basis), the Notes bear interest at a rate of 10% to 10.5% per annum. On all other days, the Notes do not bear any interest. Changes in the rate of the LIBOR may significantly affect the market value of our investments.

        Investments of our available cash are generally classified as available for sale and, consequently, are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss). Changes in the current economic situation, interest rates and other factors may adversely affect the value of our available cash. As a result, we may recognize in earnings the decline in fair value of investments of our available cash when the decline is judged to be other- than- temporary.

        Furthermore, our investments in private companies are subject to risk of loss of investment capital. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies.

Our officers, directors and affiliated entities own a large percentage of our ordinary shares and could significantly influence the outcome of actions.

        Our executive officers, directors and the entities affiliated with them, in the aggregate, beneficially own approximately 22.6% of our outstanding ordinary shares, of which Tom Wyler, our President, Chief executive officer and Executive Chairman of our Board of Directors holds 19.33% (calculated taking into consideration shares subject to options that are currently exercisable or exercisable within 60 days of December 1, 2006 which are deemed to be outstanding). These shareholders, if acting together, would be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

We have experienced significant fluctuations in our results of operations at times in the past and expect these fluctuations to continue. These fluctuations may result in volatility in our share price.

        We have experienced at times in the past, and may in the future experience, significant fluctuations in our quarterly and annual results. Factors that may contribute to the fluctuations in our quarterly results of operations include:

—	The timing of purchases of our products by system integrators and other large customers;
—	The rate of acceptance of new products we introduce;
—	The loss of major customers;
—	Product introductions and other actions taken by our competitors;
—	Market acceptance of IPTV (previously called "Broadband TV") video services;
—	Changing networking standards in the digital video and streaming industry and our ability to anticipate and react to such changes in a timely manner;
—	Changes in sales and distribution environments and costs;
—	Fluctuations in manufacturing yields and delays in product shipments;
—	Personnel changes;
—	Changes in foreign exchange rates; and
—	General economic conditions, particularly in those countries or regions where we sell our products.

        Historically, the prices of video encoders and decoders and content authoring tools have decreased over the life of individual products, while the complexity of new product introductions has increased. As a result, we have reduced prices for our products and we may have to reduce prices in the future. In addition, we may have to increase our research, development and marketing expenditures in response to competitive conditions in order to develop new technologies and products. Accordingly, investors should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our share price may drop.

The trading price of our ordinary shares has been highly volatile, and may continue to fluctuate significantly due to factors beyond our control.

        The trading price of our ordinary shares is and will continue to be subject to significant fluctuations in response to numerous factors, including:

—	The announcement of new products, services or service enhancements by us or our competitors;
—	Quarterly variations in our results of operations or in our competitors' results of operations;
—	Changes in earnings estimates or recommendations by securities analysts;
—	Perceptions of the digital video and streaming and networking industry's relative strength or weakness;
—	Developments in our industry and change in demand for our products;
—	General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors; and
—	Seizure of a substantial business opportunity by our competitors or us.

        We expect this volatility to continue in the future. In addition, any shortfall or changes in our revenues, gross margins, earnings or other financial results could cause the price of our ordinary shares to fluctuate significantly. In recent years, the stock market has experienced significant price and trading volume fluctuations, which have particularly affected the market price of many technology companies and which may not be related to the operating performance of those companies. Volatility in the price of stock of companies in the digital video and streaming industry has been particularly high. These broad market fluctuations have affected and may continue to affect adversely the market price of our ordinary shares. In recent years, the trading price of our ordinary shares has been highly volatile. From January 2005 through December 1, 2006, the price of our ordinary shares rose to a high of $6.69 to a low of $2.62 The fluctuations and factors listed above, as well as general economic, political and market conditions may further materially adversely affect the market price of our ordinary shares.

Holders of our ordinary shares who are United States residents face income tax risks.

        There is a substantial risk that we will be classified as a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. For U.S. Federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the fluctuation in the value of our stock, there is a substantial risk that we will be classified as a PFIC under a literal application of the asset test described above, which looks solely at the market value. If we were to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. In addition, there can be no assurance that we will not be classified as a PFIC in the future, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, and such determination cannot be made with certainty until the end of a calendar year.

Following the Implementation of SFAS No. 123R, we will be required to record a compensation expense in connection with share based compensation, and, as a result, our profitability may be reduced significantly.

        On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees, including employee stock options grants, to be recognized on the basis of their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized on the basis of their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. Effective January 1, 2006, we have adopted SFAS No. 123R and we are using the Black-Scholes pricing model to determine the fair value of options granted. The adoption of SFAS No. 123(R) has a significant effect on our results of operations and may continue to affect our results of operations in the future. In addition, such adoption could limit our ability to use stock options as an incentive and retention tool, which could, in turn, negatively impact our ability to recruit employees and retain existing employees. Had we adopted SFAS 123(R) in 2005, the impact of that standard would have decrease our net income by approximately $798,000 as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements in our annual report on Form 20-F for the year 2005. For the nine months ended September 30, 2006, the impact of adopting SFAS No. 123(R) was a decrease in our net income by approximately $683,000.

We may in the future be the target of securities class action or other litigation, which could be costly and time consuming to defend.

        In the past, following a period of volatility in the market price of a company’s securities, securities class action lawsuits have often been instituted against such companies. We may in the future be the target of similar litigation. If such a lawsuit were brought against us, regardless of its outcome, we would incur substantial costs and our management resources would be diverted to defending such litigation.

We may not be able to raise additional financing for our future capital needs on favorable terms, or at all, which could limit our growth and increase our costs and could adversely affect the price of our ordinary shares.

        We received net proceeds in the amount of approximately $67 million from our secondary public offering in March 2000, and we spent approximately $37 million in cash as a component of the consideration paid to acquire Viewgraphics, Incorporation and certain other assets. It is probable that we will need to raise additional capital in the future to continue our longer-term expansion plans through acquisitions. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. This could inhibit our growth and increase our operating costs.

We do not intend to pay dividends.

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

Risks Relating to Our Business

The digital video and streaming market is highly competitive, and we may lose sales to our competitors and be forced to continue to lower the prices for our products, which may result in reduced revenues.

        We currently develop and market two product lines: the IPTV product line and the Video Technologies product line. The IPTV product line enables telephone operators and service providers to offer TV services to their subscribers by leveraging their existing digital subscriber lines, or DSL, and fiber communications infrastructure. The Video Technologies product line enables a variety of content creation and streaming applications. Both the IPTV and the Video Technologies operate and market their products in the Enterprise, Government and Broadcast.

        Competition in each of these markets is intense and we expect competition to increase. The Video Technologies markets have grown in recent years and have attracted many competitors. Advances in video encoding technologies and in desk-top processing capabilities have also enabled sophisticated new applications within these markets which require an in-depth understanding of customer needs and significant development efforts. Moreover, the availability of video encoding technologies has also driven prices for products down within these markets. In contrast, the IPTV market is in its infancy, but is currently dominated by large companies that can afford to aggressively promote their products by reducing prices in order to gain market share. To be competitive in each product line, we must continue to respond promptly and effectively to changing customer preferences, feature and pricing requirements, technological change and competitors’ innovations.

        We expect price competition to escalate in the digital video and streaming industry. We have consistently attempted to minimize the effect of price reductions in the market by introducing more sophisticated products at the top of our product line, and thereby attempt to maintain higher selling prices. However, competition in the future may force us to further lower product prices and we may be unable to introduce new products at higher prices. We cannot assure you that we will be able to compete successfully in this kind of price competitive environment. Lower prices and reduced demand for our products would reduce our ability to generate revenue. Failure by us to mitigate the effect of these pressures through cost reduction of our products or changes in our product mix could have a material adverse effect on our business, financial condition and results of operations.

        Some of our actual and potential competitors may have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, marketing, technical and other resources than we do. Our competitors also sell products that provide some of the benefits of the products that we sell, and we could lose sales to our competitors. Moreover, some companies in the digital video and streaming products industry, including some of our competitors, are participating in business combinations. These combinations may result in the emergence of competitors who have greater market share, customer base, sales force, product offering, technology expertise and/or marketing expertise than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than we can. Thus, we cannot assure you that we will be able to compete successfully against current and future competitors, or that we will be able to make the technological advances necessary to improve or even maintain our competitive position or that our products will achieve market acceptance.

We derive a significant portion of our revenues from one type of product, and the failure of this type of product to meet market demands could have an adverse impact on our financial performance, revenues, and income.

        Our MovieMaker encoder product family accounted for 43% of our revenues in 2003, 36% of our revenues in 2004, 33% of our revenues in 2005 and approximately 30% of our revenues in the first nine months ending on September 30, 2006. While our revenues from the MovieMaker encoder product family continue to decrease, we expect that this product family will continue to account for a significant portion of our revenues in 2007. If this product fails to match the price, availability, quality or other features of competing products or to otherwise meet our expectations with respect to market demand, it would have a material adverse affect on our results of operations.

We have a limited backlog of orders and have to plan production and inventory levels on unpredictable ordering patterns. Maintaining sufficient inventory levels to meet anticipated demand increases the risk of inventory obsolescence and associated write-offs, which could adversely affect our financial performance.

        The timing and volume of orders are difficult to forecast for each quarter, as a substantial portion of our sales are booked and shipped in the same quarter pursuant to purchase orders. We have a limited backlog of orders for our products and must maintain or have available sufficient inventory levels to satisfy anticipated demand on a timely basis. Maintaining sufficient inventory levels to assure prompt delivery of our products increases the risk of inventory obsolescence and associated write-offs. A shift in demand could also result in inventory write-offs, which could harm our financial performance.

        In addition, the ordering patterns of some of our large customers have been unpredictable in the past and we expect that ordering patterns by customers will continue to be unpredictable. In view of this inherent unpredictability, we must plan our production and inventory levels based on internal forecasts of customer demand, which may fluctuate substantially and sometimes varies substantially from early estimates provided by customers to us for planning purposes.

We depend on third parties to distribute and market our products. If we cannot retain effective distributors or fail to develop new distributor relationships, we may be unable to effectively market and distribute our products.

        A significant portion of our sales efforts worldwide, in particular in the Video Technologies product line, is conducted through a network of independent distributors. We are unable to predict whether and the extent to which some of these distributors will be successful in marketing and selling our products in the future. While we have a policy of using only distributors who do not distribute competing products, we have experienced, and may experience in the future, sales by our distributors of products that compete with our products. In such cases, we may have to seek new distributor relationships, and we may not be able to establish relationships on the same terms as the prior relationships. Furthermore, distributors may terminate their relationships with us upon short notice with little or no penalty.

        Our future performance also depends on our ability to attract additional distributors who will be able to market and support our products effectively, especially in markets in which we have not previously been active. Effective distributors must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle and subsequent first-line customer support. We may not be able to retain our current distributors and may not be able to recruit additional or replacement distributors with sufficient technical expertise in the networking and video content fields. The loss of one or more of our major distributors, especially in a key market, or the failure by one or more major distributors to adequately provide customer support could adversely affect our business.

        We believe it is becoming increasingly important for our success to develop relationships with several large original equipment manufacturers, or OEMs, of video server equipment with technical and support expertise. We presently have a limited number of OEM relationships and we may not be able to maintain these relationships. Moreover, we may not be able to develop new OEM relationships on favorable terms or at all. Our failure to retain existing or to develop new OEM relationships will have a material adverse effect on our ability to sell our products and our operation results.

        Some of our sales to the telecommunication, or Telco, market segment are conducted directly. However, sales to major Telcos largely depend on our ability to develop relationship and form business combinations with well-recognized Telco vendors, such as: Alcatel, Siemens and Nortel. Failure to develop such relationships will have a material adverse affect on our revenues and results of operations.

If the digital video and streaming market does not grow as we expect, the demand for some of our products and technology may decline and our revenues will be materially adversely affected.

        Digital video and streaming products generally are part of an evolving market. Our growth will depend on our ability to predict which segments of that market are most likely to succeed and to successfully penetrate those segments. We have devoted substantial effort and expense to the development of new products based on our prediction of the market trends, and our future growth will depend on our ability to successfully market these products. The demand for these products depends on the rate and level of penetration of networked video applications and digital video and streaming equipment into the market generally. Because of the early stage of development of some digital video and streaming markets, the demand for, and market acceptance of, our products are subject to a high degree of uncertainty. If market growth rates do not meet our expectations, or if we are unsuccessful in identifying and penetrating those segments of the digital video and streaming market which provide the greatest opportunity for growth, our business will suffer. In addition, the general weak economic conditions have had an adverse impact on the industry and on the demand for our products. If the economic conditions persist and demand does not increase, our revenues will decline, and our business will be materially adversely affected.

The digital video and streaming market are characterized by rapid technological changes and multiple evolving standards. If we fail to enhance our existing products, develop new and more technologically advanced products and successfully market these products, the results of our operations will suffer.

        The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. We believe that our future success will depend on our ability to maintain expertise in the networked video technologies, enhance our existing products and introduce new products and features to meet changing customer requirements and evolving industry standards. Our present products are largely based on the non-proprietary digital video compression standards and file formats, known as MPEG standards and formats, developed by the moving picture expert groups, or MPEG, which is a working group in the International Organization for Standardization, or ISO. Although MPEG has evolved as the de facto standard for compression and decompression of digital video in most of our target markets, we cannot assure you that the current de facto standards will not be replaced in the future. For instance, Microsoft has developed a different standard for compression and decompression of digital video, which is called VC-1, and is currently not supported by our products. Microsoft is currently making efforts to have this standard approved and accepted by the industry. If the market accepts VC-1 and we fail to enhance our existing products to meet this standard in a timely fashion, we may not be able to compete efficiently with our competitors. In addition, we, or our competitors, may announce products that have the potential to shorten the life cycle of, or replace, our products. We have made such announcements in the past and may do so in the future. Such announcements could cause customers not to buy our products or to defer decisions to buy our products. In addition, we cannot assure you that products or technologies developed by others will not render our products or technologies non-competitive or obsolete.

        Our future success also depends upon our ability to enhance our existing products and develop, launch and market new technologies and products in a cost-effective and timely fashion. We have devoted, and will continue to devote, substantial effort and expenses to the development of new technologies and products. However, we cannot assure you that we will be able to complete testing and successfully launch our new products.

As we market our products internationally our business is affected by the WEEE and RoHS directives.

        As manufacturers and sellers of electronic equipment, certain aspects of the Restriction of Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive (2002/95/EC) which bans the use of certain hazardous materials including lead, mercury, cadmium, chromium, and halogenated flame-retardants and the Waste Electrical and Electronic Equipment (WEEE) Directive (2002/96/EC) which regulates the collection, recovery and recycling of waste from electrical and electronic products apply to our operation. Although we make efforts to comply with the directives, if we fail to do so, we may not be able to market our products effectively in some countries (mainly in Europe) and as a result, our operations will be adversely affected. In order to comply with these directives we have invested and may need to further invest development resources to replace non-compliant components with compliant components with the same function. Our costs of goods sold may also increase due to the use of certain new components and manufacturing processes. We cannot assure you that lack of compliance with the WEEE and RoHS directives will not have a material adverse effect on our financial condition or results of operations. In some cases compliance with these directives may require changing a hardware product in a way that requires some of our customers to make changes to their own systems. The need by a customer to change an existing system requires an investment of resources and presents the opportunity for a customer to reconsider the advantages of our products in comparison with those of competitors, and may result in the loss of some of our customers.

Our products could contain defects, which would reduce sales of those products or result in claims against us.

        We develop complex and evolving products. Despite testing, errors may be found in existing or new products. Reliability, quality or compatibility problems with our products could significantly delay or reduce market acceptance of our products, could require the devotion of significant time and resources to address errors, could divert our engineering and other resources from other tasks and development efforts, and could damage our reputation and adversely affect our ability to retain our existing customers and to attract new customers. We could also be subject to material product liability claims by customers.

We depend on a number of third parties to manufacture, distribute and supply critical components of our products and we may be unable to operate our business if these parties fail to perform their obligations.

        We depend upon sole source suppliers for key components used in our products. These key components include, for example:

—	H.264 video encoding tools provided by a technological partner;
—	Various modules, which are integrated in our systems, both for the MGW5100 and the MGW 1100 including: a switch supplied by PTI (Performance Technologies Inc.), a switch supplied by Intel, a host supplied by Freescale, backplane board by Kaparel Corporation Pentium, CPU modules supplied by Kontron and Compact Pci platforms supplied by EPS (Israel) TECH 1992 Ltd.;
—	Digital Signal Processing, or DSP, compression techniques, manufactured by Equator Inc., which are used in our MGW 5100, MGW 1100, MGW 2400, MGE 400 and Movie Maker 400 products;
—	Video compression chips manufactured by LSI Logic;
—	Audio Analog to Digital Converters (A/D), Digital to Analog Converters (D/A) and decompression chips manufactured by Crystal Semiconductor Corporation, or Crystal, a subsidiary of Cirrus Logic, which are included in our encoders and decoders;
—	Freescale, Inc.'s DSPs, which are included in our decoders and encoders;
—	A video decoding chip manufactured by IBM;
—	HD compression chips manufactured by NEL;
—	SDI interface chips manufactured by Gennum;
—	Microprocessor and PCI bridge devices from Intel that are used in our MediaPump and MovieMaker boards;
—	A video processing chipset from Gennum, which is used in our MM200s; and
—	Programmable devices by Xilinx, which are used in our Mediapump.

        We may have sole source suppliers for additional products in the future. We purchase these sole source components pursuant to purchase orders placed from time to time. We do not carry significant inventories of these sole source components and we have no guaranteed supply arrangements or other long-term agreements. The lack of guaranteed supply arrangements can result in delays in obtaining components from time to time. The time and resources that these third parties devote to our business is not within our control. We cannot be sure that these parties will perform their obligations as expected or that any revenues, cost savings or other benefits will be derived from the efforts of these parties. If any of these parties breaches or terminates its agreement with us or otherwise fails to perform its obligations in a timely manner, the manufacture of our products may be delayed or cancelled. If any of these events occur, we may be required to look for alternative sources of supply for our sole source components, which may be time consuming and we may incur additional expenses, which in turn may affect our sales and operation results.

Some of our products were designed a number of years ago and we may face problems acquiring components for these products which will result in an adverse effect on our reputations and sales.

        Though we monitor the availability of components and make reasonable effort to procure sufficient quantities to meet demand, the availability of components is largely beyond our control, in particular for older components. If a manufacturer declares one or more of these components obsolete, we may not be able to meet the demand for our products which may adversely affect our reputation and our sales.

We depend on a limited number of key personnel who would be difficult to replace, and if we lose the services of these individuals or cannot hire additional qualified personnel, our business will be adversely affected.

        Our continued growth and success largely depend on the managerial and technical skills of key technical, sales and management personnel. If any of the current members of the senior management team are unable or unwilling to continue in our employ, our results of operations could be materially and adversely affected. Our success also depends to a substantial degree upon our ability to attract, motivate, and retain other highly qualified personnel. The technology associated with digital video and streaming is at a relatively advanced stage, and there are many competitors in this area. Consequently, there is considerable competition for the services of technical, sales, management and engineering personnel. In addition, our U.S. operations are largely based in Silicon Valley, a highly competitive marketplace. Therefore, we may be at a disadvantage to the extent potential employees may favor larger, more established employers, and we may not be able to retain our current personnel, or obtain the services of additional qualified personnel if and when needed.

The length of our sales cycle of streaming products depends on factors beyond our control and may cause revenues to vary significantly.

        Sales of our streaming products, and in particular, the IPTV products, which generally must be integrated within a larger system, require an extended sales effort. The period from an initial sales call to the receipt of a purchase order for such products typically ranges from six to twelve months, and can be longer. Also, because our products are often used as part of a larger project, the timing of an order for our products is often dependent upon the timing of the projects, which is beyond our control. In addition, due to the operating procedures in many large organizations considering the purchase of our products, an extended period of time may be required for technical evaluation to be completed and capital expenditure authorization to be obtained within the customer. Accordingly, if a forecast of revenues from a specific customer for a particular period is not realized in that period, our operating results for such period will be adversely affected.

Cost-reduction efforts may adversely impact our productivity and service levels.

        Since 2001 and until the first quarter of 2006, we have continuously implemented various cost-control measures affecting various aspects of our business operations, including several reductions in our workforce, in particular, in the U.S based and Israeli based research and development divisions. We may in the future be required to take additional cost-saving actions to reduce our operating losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse affect on our financial conditions. On the other hand, even if we are successful with these efforts and can generate the anticipated cost savings, these actions may adversely impact our employees’ morale and productivity, the competitiveness of our products and business, our strength and stability as perceived by our customers and the results of our operations.

We may continue to seek to expand our business through acquisitions that could result in a diversion of resources and our incurring additional expenses, which could disrupt our business and harm our financial conditions.

        As we have in the past, we may in the future continue to pursue acquisitions of businesses, products and technologies, or the establishment of joint venture arrangements, that could expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired or jointly developed business, technology, service or product could cause diversion of management’s time as well as our resources. Future acquisitions could result in:

—	Additional operating expenses without additional revenues;
—	Potential dilutive issuances of equity securities;
—	The incurrence of debt and contingent liabilities;
—	Amortization of goodwill and other intangibles;
—	Research and development write-offs;
—	Impairment charges; and
—	Other acquisition-related expenses.

        Acquired businesses or joint ventures may not be successfully integrated with our operations. If any acquisition or joint venture were to occur, we may not receive the intended benefits of the acquisition or joint venture. If future acquisitions disrupt our operations, our business may suffer.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

        Our success and ability to compete depend in large part upon protecting our proprietary technology including both hardware and software components of our products. We cannot assure you that our efforts to protect our proprietary rights will be adequate. Our inability to protect our proprietary rights effectively could have a material adverse effect on our business, financial condition and results of operations. We currently rely on a combination of patent, trade secret, trademark and copyright laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We cannot assure you that any patents will be issued to us as a result of current or future patent applications or that patents issued to us will not be invalidated, circumvented or challenged. In addition, we cannot assure you that the rights granted under any such patents will provide us with competitive advantages. We cannot assure you that any patents issued to us will be adequate to stop unauthorized third parties from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information. Litigation may be necessary to enforce our intellectual property rights and to protect our trade secrets, and we cannot assure you that such efforts will be successful. Moreover, we cannot assure you that others will not develop technologies that are similar or superior to our technology. Additionally, our products may be sold in foreign countries that provide less protection to intellectual property than that provided under United States or Israeli laws.

Because our products may be subject to claims of infringement on the intellectual property rights of third parties, our business will suffer if we are sued for infringement or cannot obtain licenses to these rights on commercially acceptable terms.

        All of our products rely on technology that could be the subject of existing patents or patent applications of third parties. Many participants in the digital video and streaming market have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. We expect that companies will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Such claims may require us to enter into license arrangements, or may result in protracted and costly litigation that would require us and our management to make significant expenditures of time, capital and other resources, regardless of the merits of these claims. Any necessary licenses may not be available or if available, may not be obtainable on commercially reasonable terms. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop selling all or some of our products, and our business would be harmed.

        From time to time, we receive notices relating to alleged infringement. In some cases, we have not received subsequent communications after responding to the initial claim or we believe that the correspondence requires no further action on our behalf. In some other cases, we have resolved the matters on commercially reasonable terms or requested additional information in order to determine the merits of the notice. However, we cannot assure you that future claims will be resolved on such terms, and failure to resolve such claims on commercially acceptable terms could result in a material adverse affect on our business, financial condition and results of operations.

The prices of our products may become less competitive due to foreign exchange fluctuations.

        Foreign currency fluctuations may affect the prices of our products. Our prices in all countries are incurred or determined in dollars. If there is a significant devaluation in a specific country, the prices of our products will increase relative to the local currency and may be less competitive. Also, we cannot be sure that our international customers will continue to place orders incurred or determined in dollars. If they do not, our reported revenue and earnings will be subject to foreign exchange fluctuations.

Business interruptions could adversely affect our business.

        Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control, especially because our facilities are located in Israel and the State of California. We do not have a detailed disaster recovery plan. In the event these blackouts, earthquake or other interruptions occur, they could disrupt the operations of our affected facilities. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses, and any potential damages resulting from such interruptions could have a material adverse affect on our business.

Risks Relating to Operations in Israel

Potential economic, political and military instability in Israel may adversely affect our results of operations.

        We are incorporated under the laws of and our main offices are located in the State of Israel. The economic, political and military conditions in Israel directly influence us. Israeli economy has suffered in the past and may suffer in the future from instability, which may adversely affect our financial conditions and results of operations and our ability to obtain financing from financial institutions. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. Since October 2000, terrorist violence in Israel has increased significantly. Recently, there has been an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. In addition, in July 2006 there have been extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip.

        Most of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all reservists are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

Because most of our revenues are generated in U.S. dollars but a portion of our expenses in Israel are incurred in New Israeli Shekels, our results of operations may be seriously harmed by inflation in Israel and currency fluctuations.

        We generate most of our revenues in U.S. dollars but incur a portion of our expenses in NIS. As a result, we are exposed to risk to the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. Specifically, the inflation rate in Israel was approximately 1.2% in 2004, approximately 2.4% in 2005 and approximately 0.8% in the nine months ended September 30, 2006 and approximately 0.1% in the eleven months ended November 30, 2006. At the same time the appreciation of the NIS against the dollar was approximately 1.6% in 2004, the devaluation of the NIS against the dollar was approximately 6.8% in 2005, the appreciation of the NIS against the dollar in the nine months ended September 30, 2006 was approximately 6.5% and approximately 7.7% in the eleven months ended November 30, 2006. As a result, we experienced an increase in the dollar costs of operations in Israel in 2004, a decrease in 2005, and an increase in the first nine month period ended September 30, 2006 and an increase in the first eleven month period ended November 30, 2006. All of which did not materially affect our results in such periods. The fluctuations in the dollar costs of our operations in Israel related primarily to the costs of salaries in Israel, which are paid in NIS and constitute a portion of our expenses. We cannot assure you that we will not be materially adversely affected in the future if inflation in Israel exceeds the devaluation of NIS against the dollar or if the timing of such devaluation lags behind increases in inflation in Israel. Our operations also could be adversely affected if we are unable to guard against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the NIS. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The government programs and tax benefits that we currently participate in or receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

        We receive grants from the Office of the Chief Scientist, or OCS, in the Israeli Ministry of Industry, Trade and Labor for research and development programs that meet specified criteria. We also receive tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” To maintain our eligibility for these programs and tax benefits, we must continue to meet conditions, including paying royalties with respect to grants received and making specified investments in fixed assets. In addition, the terms of the OCS grants limit us from manufacturing products or transferring technologies developed using these grants outside of Israel without special approvals, which may or may not be granted. Even if we receive approval to manufacture the OCS supported products outside of Israel, we would be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel at an increased annual return rate. On March 30, 2005, the Israeli parliament approved an amendment to the Israeli Law for Encouragement of Industrial Research and Development, 1984, or the R&D Law, and regulations promulgated under that R&D Law, which permits under certain conditions the transfer of such technology outside of Israel, including the payment of a redemption price to be determined by the OCS under the R&D Law. If we fail to comply with these conditions in the future, the benefits received could be cancelled and we could also be required to refund any grants previously received under these programs as well as the maximum interest rate permitted by Law, and we may be subject to criminal charges. Through September 30, 2006, we received an aggregate of $6.6 million in grants from the OCS and our accrued and paid royalties to the OCS totaled $3.6 million.

        The Israeli Law for Encouragement of Capital Investment, 1959, or the Encouragement of Capital Investment Law, prescribes an expiry date for the grant of new benefits. The expiry date has been extended several times in the past and the expiry date currently in effect is on December 31, 2007, and no new benefits will be granted after that date unless the expiry date is again extended. A government committee is reviewing the benefits program under the Encouragement of Capital Investment Law. There can be no assurance that new benefits will be available after December 31, 2007, however benefits already granted will stay in effect throughout the plan period. As we have already been granted approved enterprise status under this Encouragement of Capital Investment Law, the deadline does not have any affect on such status or on the benefits we receive.

        We also receive funding as part of our participation in the OCS MAGNET program operated by the Israeli Ministry of Industry, Trade and Labor and under a series of research and development programs sponsored by the Commission of the European Union. Through September 30, 2006, we have received an aggregate of $5.1 million in grants from the MAGNET program. In 2004, 2005 and through September 30, 2006, we recorded grants from the OCS, the MAGNET and the European Union programs in the aggregate amount of $5.3 million. The Israeli government has reduced the benefits available under these programs in recent years and has indicated that it may reduce or eliminate these benefits in the future. These programs and some tax benefits may not continue in the future at their current levels or at any level. From time to time, we submit requests for new grants from the OCS and the MAGNET program and for expansion of our Approved Enterprise programs or for new programs. These requests might not be approved. The termination or reduction of these grants (or grants of these type) and tax benefits could harm our business, financial condition and results of operations.

Anti-takeover provisions could negatively impact our shareholders.

        The Companies Law provides that certain purchases of securities of a public company are subject to tender offer rules. As a general rule, the Companies Law prohibits any acquisition of shares in a public company that would result in the purchaser holding 25% or 45% or more of the voting rights in the company, if there is no other person holding 25% or 45% or more of the voting rights in the company, respectively, without conducting a special tender offer.

        The Companies Law further provides that a purchase of shares of a public company or a class of shares of a public company, which will result in the purchaser’s holding 90% or more of the company’s shares or class of shares, is prohibited unless the purchaser conducts a full tender offer for all of the company’s shares or class of shares. The purchaser will be allowed to purchase all of the company’s shares or class of shares (including those shares held by shareholders who did not respond to the offer), if the shareholders who did not respond to the offer constitute 5% of the company’s issued share capital, or of the issued class of shares. At the request of an offeree of a full tender offer which was accepted, the court may determine that the consideration for the shares purchased under the tender offer, was lower than their fair value and compel the offeror to pay to the offerees the fair value of the shares. Such application to the court may be filed as a class action.

        In addition, the Companies Law provides for certain limitations on a shareholder that holds more than 90% of the company’s shares, or class of shares.

Israeli courts might not enforce judgments rendered outside of Israel, which may make it difficult to collect on judgments rendered against us.

        We are incorporated in Israel. Some of our directors and officers are not residents of the United States and some of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us, and our directors and executive officers may be difficult to obtain within the United States.

        We have been informed by our Israeli legal counsel, that there is doubt as to the enforceability of civil liabilities under U.S. securities laws in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that all of the following terms are met:

—	The judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
—	The judgment can no longer be appealed;
—	The obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and
—	The judgment is executory in the state in which it was given.

        Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court will also not declare a foreign judgment enforceable in the occurrence of any of the following:

—	The judgment was obtained by fraud;
—	There was no due process;
—	The judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
—	The judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or
—	At the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders to others. All sales proceeds from such sale will be received by the selling.

PRICE RANGE OF ORDINARY SHARES

        Our ordinary shares are traded on the NASDAQ Global Market under the symbol OBAS since our initial public offering on April 7, 1999. Information regarding the market price of our ordinary shares is located in our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission, or the Commission, on April 12, 2006. Additional information is listed below.

        The following table sets forth, for the periods indicated, the high and low close sale prices per share of our ordinary shares as reported by the NASDAQ Global Market.

2006	High	Low

First Quarter	$5.01	$3.27
Second Quarter	$4.02	$3.2
Third Quarter	$3.49	$2.62
Fourth Quarter (through December 26)	$4.1	$2.65

June 2006	$3.72	$3.2
July 2006	$3.49	$2.78
August 2006	$2.95	$2.62
September 2006	$3.06	$2.8
October 2006	$2.95	$2.65
November 2006	$3.74	$2.91

        On December 26, 2006, the reported closing sale price of our ordinary shares on the NASDAQ Global Market was $3.96 per share. As of December 1, 2006, we had 69 holders of record of our ordinary shares.

CAPITALIZATION

        The following table sets forth our consolidated unaudited capitalization as of September 30, 2006. The financial date in the following table should be read in conjunction with our consolidated financial data and notes thereto incorporated by reference herein.

As of September 30, 2006 (in thousands) (unaudited)

Ordinary Shares	$538
Treasury Shares	(2,278)
Additional Paid - In Capital	118,948
Deferred Stock Compensation	150
Accumulated Other Comprehensive Income	(1,326)
Accumulated Deficit	(72,450)

Total capitalization	$43,582

SELLING SHAREHOLDERS

        The ordinary shares to which this reoffer prospectus relates are being registered for reoffers and resales by the selling shareholders, who acquired or will acquire the ordinary shares pursuant to the 2006 Plan or the 1999 Plan.

        The table below sets forth with respect to the selling shareholders based upon information available to us as of December 1, 2006, the number of ordinary shares beneficially owned, the number of ordinary shares registered by this reoffer prospectus, and the number and percent of outstanding ordinary shares that will be owned after the sale of the registered ordinary shares assuming the sale of all of the registered ordinary shares. Since the selling shareholders may sell all, some or none of their ordinary shares, no estimate can be made of the aggregate number of shares that are to be offered by this reoffer prospectus or that will be owned for the direct or indirect account of the selling shareholder upon completion of the offering to which this reoffer prospectus relates. The selling shareholders may offer the ordinary shares for sale from time to time. See “Plan of Distribution.”

        Unless otherwise described below, to our knowledge, no selling shareholder, who is an affiliate, nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus. Unless otherwise indicated, the address of each named selling shareholder is care of Optibase Ltd., 2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel.

Name of Selling Shareholder	Position with the Company	Ordinary Shares Beneficially Owned Before the Offering(1)	Ordinary Shares Covered by this Reoffer Prospectus(2)	Number of Ordinary shares Owned After the Offering	Percentage of Outstanding Shares Owned After the Offering(3)

Hezi Stern	Employee	12,792	2,500	12,792	0.09%
Yair Agami	Employee	19,974	1,500	19,974	0.15%
Tally Netzer	Employee	3,682	1,000	3,682	0.03%
Avi Rosen	Employee	25,685	4,000	25,685	0.19%
Meir Shalom	Employee	21,867	3,000	21,867	0.16%
Tomer Carmi	Employee	5,376	2,000	5,376	0.04%
Mariana Feldman	Employee	8,446	2,000	8,446	0.06%
Dudi Termin	Employee	13,964	1,500	13,964	0.10%
Yosi Shuaifel	Employee	10,056	1,000	10,056	0.07%
Reuven Aboudi	Employee	17,271	1,500	17,271	0.13%
Ehud Ardel	Employee	17,240	2,500	17,240	0.13%
Yaron Ofer	Employee	10,562	2,500	10,562	0.08%
Alex Chernilov	Employee	38,158	1,500	38,158	0.28%
Moshe Shalom	Employee	9,759	3,000	9,759	0.07%
Yakir Ben-Naim	Employee	990	1,200	990	0.01%
Ilana Cohen	Employee	9,549	800	9,549	0.07%
Yaron Yunger	Employee	15,103	3,500	15,103	0.11%
Noam Cimand	Employee	2,833	1,500	2,833	0.02%
Steve Tan	Employee	--	1,500	--	--*
Benny Karl	Employee	2,500	900	2,500	0.02%
Tsvika Vagman	Employee	--	700	--	--*
Yaron Doron	Employee	31,896	1,500	31,896	0.24%

Name of Selling Shareholder	Position with the Company	Ordinary Shares Beneficially Owned Before the Offering(1)	Ordinary Shares Covered by this Reoffer Prospectus(2)	Number of Ordinary shares Owned After the Offering	Percentage of Outstanding Shares Owned After the Offering(3)

Itzhak Keren	Employee	36,625	3,500	36,625	0.27%
Orit Schwartz	Employee	3,908	1,800	3,908	0.03%
Yaacov Grossman	Employee	25,502	1,800	25,502	0.19%
Lior Agassy	Employee	19,042	1,500	19,042	0.14%
Guy Kahan	Employee	16,675	1,200	16,675	0.12%
David Chen	Employee	8,710	1,000	8,710	0.06%
Amos Cohen	Employee	21,388	1,000	21,388	0.16%
Al Basco	Employee	4,542	1,200	4,542	0.03%
Amir Philips	Employee.	21,582	4,000	21,582	0.16%
Bill Cassidy	Employee	20,715	3,500	20,715	0.15%
Brenda O'Neal	Employee	4,635	1,200	4,635	0.03%
Dan Quinn	Employee	9,084	2,000	9,084	0.07%
David Ko	Employee	8,266	2,000	8,266	0.06%
Eli Garten	Employee	2,668	3,000	2,668	0.02%
Hon Luu	Employee	4,807	1,000	4,807	0.04%
Jesse Fargo	Employee	14,618	2,000	14,618	0.11%
Joan Yeh	Employee	10,115	2,200	10,115	0.08%
Michael C.	Employee	19,843	3,500	19,843	0.15%
Shai Doron	Employee	27,432	4,000	27,432	0.20%
Steve Chandler	Employee	11,087	1,000	11,087	0.08%
Tamir Adari	Employee	6,271	3,000	6,271	0.05%
Ryan Hardoon	Employee	7,333	3,000	7,333	0.05%
Ori Bar-On	Employee	--	2,500	--	--*
David Lander	Employee	5,833	1,500	5,833	0.04%
Yael Lapid	Employee	34,513	3,000	34,513	0.26%
Chen Rendel	Employee	3,127	1,000	3,127	0.02%
Danny Lustiger	Chief Financial	92,395	8,000	92,395	0.68%
	Officer
Yaron Comarov	VP Operations	93,121	6,500	93,121	0.69%
Udi Shani	EVP International	58,509	7,000	58,509	0.43%
	Sales
David Sackstein	VP Research &	100,333	8,000	100,333	0.74%
	Development
Gil Bialik	Employee	41,981	7,000	41,981	0.31%
Adam Schadle	President of	71,887	7,000	71,887	0.53%
	Optibase Inc. and
	VP Sales North and
	South America

Name of Selling Shareholder	Position with the Company	Ordinary Shares Beneficially Owned Before the Offering(1)	Ordinary Shares Covered by this Reoffer Prospectus(2)	Number of Ordinary shares Owned After the Offering	Percentage of Outstanding Shares Owned After the Offering(3)

Oma Gil-Bar	VP Human Resources	73,358	6,500	73,358	0.54%
Yossi Aloni	VP Marketing	3,958	7,000	3,958	0.03%
Meir Sudry	VP Professional	1,771	5,000	1,771	0.01%
	Services and
	Projects
Shimon Revach	Employee	--	1,000	--	--*
Hila Sommer	Employee	--	500	--	--*
Alex Hilman	Director	22,500	15,000	22,500	0.17%
Dana Tamir	Director	47,500	15,000	47,500	0.35%
Chaim Labenski	Director	22,500	15,000	22,500	0.17%
Gil Weiser	Director	7,500	15,000	7,500	0.06%
TOTAL		1,263,337	221,000	1,263,337	9.38%

* Less than 0.01%.

(1)     Includes shares subject to options that are immediately exercisable or exercisable within 60 days of December 1, 2006.

(2)     Ordinary shares, including the options, covered by this reoffer prospectus are held, as of the date of this reoffer prospectus by a trustee for the benefit of the selling shareholders. As of the date of this reoffer prospectus, none of the selling shareholders has voting or investment power with respect to these shares.

(3)     Percentage ownership calculations are based on 13,466,098 ordinary shares outstanding as of December 1, 2006. Such number excludes (i) 370,023 ordinary shares held by or for the benefit of the Company which have no voting or equity rights, and (ii) 161,000 ordinary shares issued under the Company’s 2006 Plan held by the trustee referred to above.

PLAN OF DISTRIBUTION

        The selling shareholders and any of their pledgees, donees, assignees or transferees may sell any or all of the ordinary shares for value at any time or from time to time under this reoffer prospectus in one or more transactions on the Nasdaq Global Market or any stock exchange, market or trading facility on which the ordinary shares are traded, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may use any one or more of the following methods when selling shares:

—	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

—	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

—	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

—	An exchange distribution in accordance with the rules of the applicable exchange;

—	Privately negotiated transactions;

—	Underwritten offerings;

—	Short sales;

—	Agreements by the broker-dealer and the selling shareholders to sell a specified number of such shares at a stipulated price per share;

—	A combination of any such methods of sale; or

—	Any other method permitted by applicable law.

        The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, if available, under Section 4(1) of the Securities Act or directly to us in certain circumstances rather than under this reoffer prospectus.

        Unless otherwise prohibited, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the position they assume with the selling shareholders. The selling shareholders may also engage in short sales, puts and calls, forward-exchange contracts, collars and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. If the selling shareholders sell shares short, they may redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or financial institutions which require the delivery to the broker-dealer or the financial institution of the shares. The broker-dealer or financial institution may then resell or otherwise transfer such shares pursuant to this reoffer prospectus. In addition, the selling shareholders may loan their shares to broker-dealers or financial institutions who are counterparties to hedging transactions and the broker-dealers, financial institutions or counterparties may sell the borrowed shares into the public market. The selling shareholders may also pledge their shares to their brokers or financial institutions and under the margin loan the broker or financial institution may, from time to time, offer and sell the pledged shares. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters, broker-dealers or financial institutions regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

        The selling shareholders and any broker-dealers that participate in the distribution of the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the ordinary shares sold by them may be deemed to be underwriting discounts and commissions under the Securities Act. All selling and other expenses incurred by the selling shareholders will be borne by the selling shareholders.

        There is no assurance that the selling shareholders will sell all or any portion of the ordinary shares offered under this reoffer prospectus.

EXPENSES OF THE OFFERING

        We estimate the registration expenses to be approximately $7,500, which include the following categories of expenses (all amounts are estimated except the SEC registration):

SEC registration fee	$88
Printing and engraving expenses	$800
Legal fees and expenses	$6,000
Accounting fees and expenses	$--
Miscellaneous expenses	$612

Total	$7,500

LEGAL MATTERS

        The validity of the ordinary shares being offered by this reoffer prospectus will be passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel-Aviv, Israel.

EXPERTS

        The consolidated financial statements of the Company incorporated by reference in this re-offer prospectus have been audited by Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global independent auditors and have been incorporated herein in reliance upon their reports with respect thereto, given upon the authority of such firm as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
LIABILITIES

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our business pursuant to the provision in the section entitled “Indemnification of Directors and Officers, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

AVAILABLE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file reports and other information with the Commission. Reports and other information which we file with the Commission, including the registration statement on Form S-8 of which this prospectus is a part, may be inspected and copied at the public reference facilities of the Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the public reference room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

INCORPORATION BY REFERENCE

        The following documents previously filed by us with the Commission are incorporated in this prospectus by reference:

        (1)        Our Annual Report on Form 20-F, as filed with the Commission on April 12, 2006;

        (2)        Our Current Reports on Form 6-K as filed with the Commission since December 31, 2005;

        (3)        The description of our ordinary shares contained in the registration statement under the Exchange Act on Form 8-A dated April 1, 1999, and including any subsequent amendment or report filed for the purpose of updating such description; and

        (4)        All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the respective date of filing of such documents. Any statement contained in a document incorporated by reference herein is modified or superseded for all purposes to the extent that a statement contained in this registration statement or in any other subsequently filed document which is incorporated by reference modifies or replaces such statement.

        Copies of all documents which are incorporated by reference will be provided without charge to anyone to whom this prospectus is delivered upon a written or oral request to Danny Lustiger, Optibase Ltd. at 2 Gav Yam Center, 7 Shenkar Street, Herzliya, 46120, Israel.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

        The following documents are incorporated herein by reference as of their respective dates:

    (1)        Our Annual Report on Form 20-F, as filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2006;

    (2)        Our Current Reports on Form 6-K as furnished to the Commission since December 31, 2005; and

    (3)        The description of our ordinary shares contained in the registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), dated April 1, 1999, and including any subsequent amendment or report filed for the purpose of updating such description.

        Additionally, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the respective date of filing of such documents. Any statement contained in a document incorporated by reference herein is modified or superseded for all purposes to the extent that a statement contained in this registration statement or in any other subsequently filed document which is incorporated by reference modifies or replaces such statement.

Item 6.	Indemnification of Directors and Officers.

        The Israeli Companies Law, or Companies Law, permits a company to insure its directors and officers, provide them with indemnification, either in advance or retroactively, and exempt its directors and officers from liability resulting from their breach of their duty of care towards the company, all in accordance with the terms and conditions specified under Israeli law. Our articles of association include clauses allowing us to provide our directors and officers with insurance, indemnification and to exempt them from liability subject to the terms and conditions set forth by the Companies Law, as described below.

        Subject to statutory limitations, our articles of association provide that we may insure the liability of our directors and offices to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid, we may enter into a contract to insure the liability of our directors and officers for an obligation imposed on such director or officer in consequence of an act done in his capacity as a director or officer, in any of the following cases:

—	a breach of the duty of care vis-a-vis us or vis-a-vis another person;

—	a breach of the fiduciary duty vis-a-vis us, provided that the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm us;

—	a monetary obligation imposed on him in favor of another person;

—	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of our director or officer.

        Our articles of association further provide that we may indemnify our directors and officers, to the fullest extent permitted by the Companies Law. Without derogating from the aforesaid, we may indemnify our directors and officers for liability or expense imposed on him in consequence of an action made by him in the capacity of his position as a director or officer, as follows:

—	Any financial liability he incurs or imposed on him or her in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by a court.

—	Reasonable litigation expenses, including legal fees, incurred by the director or officer or which he was ordered to pay by a court, within the framework of proceedings filed against him by or on behalf of us, or by a third party, or in a criminal proceeding in which he was acquitted, or in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

—	Reasonable litigation expenses, including legal fees he incurs due to an investigation or proceeding conducted against him by an authority authorized to conduct such an investigation or proceeding, and which was ended without filing an indictment against him and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without filing an indictment against him, but with the imposition of a financial obligation, as a substitute for a criminal proceeding relating to an offence which does not require criminal intent, within the meaning of the relevant terms in the Companies Law.

—	Any other obligation or expense in respect of which it is permitted or will be permitted under law to indemnify a director or officer.

        In addition, our articles of association provide that we may give an advance undertaking to indemnify a director and/or an officer in respect of all of the matters above, provided that with respect to the first matter above, the undertaking is restricted to events, which in the opinion of our board of directors, are anticipated in light of our actual activity at the time of granting the obligation to indemnify and is limited to a sum or measurement determined by our board of directors as reasonable under the circumstances. We may further indemnify an officer therein, save for the events subject to any applicable law. Our articles of association further provide that we may exempt a director or officer in advance and retroactively for all or any of his liability for damage in consequence of a breach of the duty of care vis-a-vis our company, to the fullest extent permitted by the Companies Law. Notwithstanding the foregoing, the Companies Law prohibits a company to exempt any of its directors and officers in advance from their liability towards such company for the breach of its duty of care in distribution, as defined in the Companies Law, for such company’s shareholders (including distribution of dividend and purchase of such company’s shares by the company or an entity held by it).

        The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an officer of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

        All of the above shall apply mutatis mutandis in respect of the grant of insurance, exemption and/or indemnification for persons serving on behalf of the Company as officers in companies controlled by the Company, or in which the Company has an interest.

        The Companies Law provides that companies may not give insurance, indemnification (including advance indemnification), or exempt their directors and/or officers from their liability in the following events:

—	a breach of the fiduciary duty, except for a breach of the fiduciary duty vis-à-vis the company with respect to indemnification and insurance if the director or officer acted in good faith and had a reasonable basis to believe that the act would not harm the company;

—	an intentional or reckless breach of the duty of care, except for if such breach was made in negligence;

—	an act done with the intention of unduly deriving a personal profit; or

—	a fine imposed on the directors or officer.

        We have a directors and officers liability insurance policy. Our shareholders approved indemnification of our directors and officers in connection with our public offerings. We have undertaken to indemnify our directors and officers to the fullest extent permitted by the Companies Law and our articles of association and entered into an indemnity letter with each of our directors and executive officers. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of our shareholders’ equity, as set forth in our financial statements prior to such payment; or (ii) $7.5 million.

        Optibase, Inc. has also undertaken to indemnify its directors and officers to the maximum extent and in a manner permitted by the California Corporation Code and entered into an indemnity letter with each of its directors and officers, subject to similar limitations. The aggregate indemnification amount shall not exceed the higher of: (i) 25% of the shareholders’ equity of Optibase, Inc., as set forth in Optibase, Inc.‘s financial statements prior to such payment; or (ii) $7.5 million.

Item 8.	Exhibits.

        The following exhibits are filed herewith:

Exhibit No.	Description

3.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Form 6-K, dated February 15, 2002)

3.2	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 3.2 to the Registrant's registration statement on From S-8 (File no. 333-137644), filed with the Commission on September 28, 2006)

4.1	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on From S-8 (File no. 333-137644), filed with the Commission on September 28, 2006)

4.2	1999 Israeli Share Option Plan (incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999)

5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. with respect to the legality of the ordinary shares being registered.

23.1	Consent of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global)

23.2	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (contained in the opinion filed as Exhibit 5.1 to this registration statement)

24.1	Powers of Attorney (included on the signature page)

Item 9.	Undertakings.

    (a)        The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii)        to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

    (iii)        to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the undertakings set forth in paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement;

    (2)        That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Optibase Ltd., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Herzliya, State of Israel, on December 27, 2006.

OPTIBASE LTD. By: /s/ Tom S. Wyler —————————————— Tom S. Wyler Chairman of the Board, Chief Executive Officer and President

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Tom S. Wyler his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this registration statement and any and all future amendments (including post-effective amendments) to the registration statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Tom S. Wyler —————————————— Tom S. Wyler	Chairman of the Board of Directors, Chief Executive Officer and President (principal executive officer)	December 27, 2006

/s/ Danny Lustiger —————————————— Danny Lustiger	Chief Financial Officer (principal financial and accounting officer)	December 27, 2006

—————————————— Alex Hilman	Director

/s/ Gil Weizer —————————————— Gil Weizer	Director	December 27, 2006

/s/ Chaim Lebensky —————————————— Chaim Lebensky	Director	December 27, 2006

—————————————— Dana Tamir	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Optibase Ltd. has signed this Registration Statement on this 27 of December, 2006.

OPTIBASE INC. By: /s/ Amir Philips —————————————— Amir Philips, VP Finance	/s/ Adam Schadle —————————————— Adam Schadle, President

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Form 6-K, dated February 15, 2002)

3.2	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 3.2 to the Registrant's registration statement on From S-8 (File no. 333-137644), filed with the Commission on September 28, 2006)

4.1	2006 Israeli Incentive Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on From S-8 (File no. 333-137644), filed with the Commission on September 28, 2006)

4.2	1999 Israeli Share Option Plan (incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1999)

5.1	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. with respect to the legality of the ordinary shares being registered.

23.1	Consent of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global)

23.2	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. (contained in the opinion filed as Exhibit 5.1 to this registration statement)

24.1	Powers of Attorney (included on the signature page)